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March 31, 2009                                                                                                                                                                                                                    27346.00041

VIA E-MAIL AND UPS

Ms. Elaine E. Richards, Esq.
c/o U.S. Bancorp Fund Services, LLC
2020 E. Financial Way, Suite 100
Glendora, CA  91741

Re:     Rule 485(b) Representation of Counsel

Dear Ms. Richards:

We are counsel to Professionally Managed Portfolios (the “Registrant”).  You have asked us to review Post-Effective Amendment No. 339 to the Registrant’s Registration Statement on Form N-1A (File Nos. 33-12213 and 811-05037) (the “Amendment”) which is being filed pursuant to paragraph (b)(1) of Rule 485 under the Securities Act of 1933, as amended.

Based on our limited review of the sections of the Amendment that you have indicated implement changes to the Registrant’s disclosures, and of correspondence with members of the SEC staff that you have provided, we hereby represent our view that the Amendment does not contain disclosures that would render it ineligible to become effective under paragraph (b) of Rule 485.

Very truly yours,

/s/ Rachael L. Schwartz

Rachael L. Schwartz
for PAUL, HASTINGS, JANOFSKY & WALKER LLP